9 December 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 155,000 Reed Elsevier PLC ordinary shares at a price of 868.2827p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 99,029,884 ordinary shares in treasury, and has 1,167,394,539 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 41,544,970 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 90,000 Reed Elsevier NV ordinary shares at a price of €15.2593 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 60,654,193 ordinary shares in treasury, and has 673,234,296 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 24,041,106 shares.